Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

October 21, 2011

Item 3 News Release

The news release was disseminated on October 21, 2011 by Marketwire.

Item 4 Summary of Material Change

Augusta is pleased to announce that the official Notice of Availability (“NOA”) for Rosemont Copper’s draft Environmental Impact Statement (“DEIS”) was formally published by the U.S. Forest Service (“USFS”) on October 19, 2011. The NOA initiates the final 90-day public comment period which will conclude on January 18, 2012.

Item 5 Full Description of Material Change

Augusta is pleased to announce that the official Notice of Availability (“NOA”) for Rosemont Copper’s draft Environmental Impact Statement (“DEIS”) was formally published by the U.S. Forest Service (“USFS”) on October 19, 2011. The NOA initiates the final 90-day public comment period which will conclude on January 18, 2012.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2013 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gilmour Clausen, President and CEO or Purni Parikh, Corporate Secretary

Item 9 Date of Report

October 24, 2011